UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Bowl America Incorporated
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(Name of Issuer)

Class A Common Stock
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(Title of Class of Securities)

102565108
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(CUSIP Number)

Anita G. Zucker, as Trustee of
The Article 6 Marital Trust
c/o The InterTech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:
Robert Johnston The InterTech Group, Inc. 4838 Jenkins Avenue North Charleston, SC 29405 (843) 744-5174	George S. King, Jr., Esq. Haynsworth Sinkler Boyd, P.A. Post Office Box 11889 Columbia, SC 29211 (803) 779-3080

September 5, 2018
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP NO. 102565108

1. NAME OF REPORTING PERSON

Anita G. Zucker, as Trustee of the Article 6 Marital Trust

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
   SOLE VOTING POWER
232,166

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
232,166

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
232,166

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14. TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1.  Security and Issuer

Class A Common stock, $0.10 par value, of Bowl America Incorporated, 6446 Edsall Road, Alexandria, Virginia 22312 (the "Issuer").

Item 2.  Identity and Background

Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of the Article 6 Marital Trust (the "Trust"). Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

232,166 shares of Class A common stock (the "Shares") as to which this filing relates were purchased by Mrs. Zucker individually or the Trust using her or its funds, respectively.  The total amount paid by Mrs. Zucker was $193,336 and by the Trust was $2,884,944.

Item 4. Purpose of Transaction

The Trust acquired the Shares for investment purposes. The Trust continually reviews the performance of this investment and its investment alternatives.

As part of the ongoing review of its investment in the shares, the Trust may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Trust may explore, support, sponsor or promote other alternatives with respect to this investment in the shares, including but not limited to an extraordinary corporate transaction involving the Issuer, other changes in the present board of directors or management of the Issuer, changes in management's compensation, or changes in the Issuer's business or corporate structure. As a substantial shareholder, the Trust expects to communicate from time to time in the future to management and the board of directors its views as to matters that the Trust believes will benefit the Issuer and its shareholders.

Although the foregoing reflects activities presently contemplated by the Trust with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Trust will take any of the actions referred to above.

Except as set forth above, as of the date hereof, the Trust does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Notwithstanding the foregoing, the Trust reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5.  Interest in Securities of the Issuer

Mrs. Zucker and the Trust own, in the aggregate, 232,166 shares of the Issuer's Class A common stock. Mrs. Zucker, individually and as Trustee of the Trust, has sole voting, investment and dispositive power with respect to those shares.  The shares beneficially owned aggregate 6.2% of the Issuer's Class A common stock.

    The following table lists all of the transactions in the Issuer's securities effected in the sixty days preceding the date of this statement by Mrs. Zucker and the Trust.  The transactions listed were all purchases and were effected through brokers.

    Transactions by the Trust:

Date	Number of Shares	Price per Share
9/5/2018	5,503	$15.000
8/30/2018	1,163	$14.914
7/16/2018	5,091	$14.481
7/12/2018	200	$14.250
7/11/2018	887	$14.821
7/10/2018	115	$14.500
7/09/2018	2,707	$14.500
7/09/2018	5,000	$14.539

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

None.
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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2018

s/Anita G. Zucker
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Anita G. Zucker, as Trustee for
The Article 6 Marital Trust

 HSB 5529857 V.1

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